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Freegold Ventures Limited 2007

Presidents Letter

Dear Shareholders,

With the closing of 2007, I would like to take this opportunity to share with you an overview of our accomplishments during this past year, as well as lay out our vision of how we intend to continue to advance our gold projects and create additional value for our shareholders in the coming year.

Our systematic approach to exploration continues to generate success through the discovery of many new gold occurrences and in the expansion of our known deposits. This effort translated into a significantly higher value for our shareholders in 2007, with our market capitalization increasing from $19.5 million on January 1, 2007 (40,262,000 shares at $0.485/share) to $125.0 million (62,540,000 shares at $2.00/share) at year-end.  While we share the same frustrations expressed by our shareholders regarding the difficult market conditions we are currently facing, we believe that the company is as fundamentally strong as it has ever been, and that we represent excellent value at these current prices.

One of the most difficult tasks we face each year is determining the optimal manner in which to spend our exploration dollars, given that all four of our current Idaho and Alaskan properties are prospective for adding to our gold resource base. We continued to maintain a portfolio approach of advancing all of our projects with active exploration, and drilled over 34,000 meters on three of our four current projects. This strategy continues to be successful, and over the past two years operating under our new management team, the company has been able to turn each $1 raised into multiples of new market capitalization. The rising gold price has certainly contributed to our success, and we believe that current market forces will allow gold to continue to test new all-time highs during the coming years.

Freegold’s approach to having a technically strong operating team in charge of the advancement of our projects is a core part of our business plan, and we continued to make significant additions to this team in 2007. Jeff Woods, a senior metallurgical engineer who has designed, built and operated numerous gold processing facilities for some of North America’s largest producers, was hired early in the year as our new VP Project Development. Jeff has been directly involved in bringing 1.5 million ounces of annual gold production on-line, including the original Hycroft Mine in Nevada, a low-grade, bulk tonnage gold producer similar in size and grade to our Almaden project in Idaho. Jeff’s metallurgical skills are an excellent complement to our in-house exploration, mining and financial skill sets, and his experience on numerous feasibility studies will be important to us as we commence the updating of our economic assessments on Almaden later this year.

2007 was a year of significant discovery and expansion for your company, and with the implementation of our 2008 programs to follow-up on our exploration success, we hope to be able to continue to deliver steady and positive news flow. On behalf of the Board of Directors and all of our staff, I thank you for your support during the year, and hope you continue to follow us on our journey to production.

"Steve Manz"

Steve Manz

President and C.E.O.
January 2008

Golden Summit Project, Alaska

The drilling and bulk sampling programs undertaken in 2007 at Golden Summit discovered many new high-grade veins that have never been mined, along with broad zones of bulk mineable, lower-grade gold mineralization similar in grade to that currently being mined 5 miles to the south at the 7.5 million ounce Fort Knox gold mine.

A total of 674 (40,093 feet) shallow, close spaced holes were drilled in 18 fences. Spaced 20 feet apart and drilled to a maximum depth of 78 feet, the holes were oriented to p~~r~~ovide cross sections through the 5,000 foot long by 2,000 foot wide zone of mineralization identifi ed by surface trenching in 2005/2006 and bulk sampling in late 2006. The fences successfully encountered high-grade gold mineralization within discrete quartz veins with many of the veins and shears traceable from fence to fence. Some of the higher grade intersections from this drilling included 6 feet @ 23.4 g/t (Fence 3), 3 feet @ 36.7 g/t, 3 feet at 22.2 g/t, (Fence 4), 3 feet @ 35.4 g/t, 6 feet @ 21.8 g/t, 9 feet @25.3 g/t (Fence 5), 3 feet @ 23.0 g/t, 3 feet @ 17.8 g/t, 3 feet @ 18.1 g/t (Fence 6), 3 feet at 34.0 g/t, 3 feet @ 22.7 g/t (Fence 9). 3 feet @ 50.2 g/t, 3 feet at 34.8 g/t, 3 feet @ 21.9 g/t (Fence 11), 9 feet @ 28.5 g/t (Fence 16), and 3 feet @27.0 g/t (Fence 18).

In addition to the high-grade veins, the 2007 drilling also identifi ed multiple parallel zones of lower grade mineralization over 100 to 600 foot widths. These zones are traceable from fence to fence across the open ended, mile-long zone and appear to represent excellent bulk tonnage targets. Fence 1 intersected a 620 foot north-south width grading 0.7 g/t and included a 300-foot interval grading 1.0 g/t.

The fi rst and last hole in the fence graded an average of 1.9 and 1.1 g/t over their 51-foot depths. The mineralization in this fence remains open in all directions. Fence 5, which covers a north-south width of 1,750 feet in the central part of the zone contains, a 275-foot wide zone averaging 1.2 g/t (including a higher-grade 175-foot wide zone grading 1.6 g/tonne) and another 300-foot wide zone averaging 0.7 g/t (including a higher grade 75-foot wide zone averaging 1.3 g/t). These zones appear to be getting wider as they trend from east to west. These grades compare favourably to the 0.83 g/t average mill feed grade at the Fort Knox mine in 2006 and the 0.52 g/t grade currently reported for their remaining proven and probable reserves.

Bulk sampling continued in 2007 with additional sampling in the Fence 1 and Beistline areas. Freegold also permitted and constructed a 1,200 ton per day portable gravity circuit in order to recover the gold from the 2006 and 2007 bulk samples. The fi nal commissioning of the plant occurred late in the processing season, and only a small number of the stockpiles were crushed, sampled and processed before freezing temperatures forced the winter closing of the plant. Processing and analysis of the stockpiled bulk sampled materials will resume in the 2008 season once the ponds used for process water thaw.

Exploration plans for 2008 include RAB drilling, core drilling and additional bulk sampling. The RAB drilling is already underway and will focus on continuing to extend the limits of the known mineralization and tracing the high-grade veins in the Cleary Hill area. Core drilling also underway is testing the resource potential of the mineralization.

The Cleary Hill area is only one of a number of vein swarms that exist on the property. Plans are currently being formulated to permit Freegold to e- ectively evaluate the bulk tonnage potential of these other swarms in the coming years as well.

Almaden Project, Idaho

Almaden is a 100% controlled large tonnage, low grade deposit that was the subject of a positive feasibility study in 1997 which called for the development of a 95,000 oz./year open pit, heap leach mine. Phase 1 of Freegold’s drilling commenced in 2006 and consisted of 104 holes (41 core holes (17,774 feet) and 63 RC holes (23,040 feet). Aimed at further delineating and expanding the known resource prior to the updating of the previous economic studies, the drilling successfully discovered numerous lateral and depth extensions to the deposit, many of which are still open. Deeper drilling within the central part of the Main Zone consistently identifi ed resource-grade mineralization up to 250 feet below the 200 foot depth of the historical drilling in this area. This drilling also identifi ed some of the highest grade intercepts to date e.g. 45 feet @ 0.09 oz./ton (3.02 g/t), 115 feet @ 0.05 oz./ ton (1.73 g/t), and 105 feet @ 0.049 oz./ton (1.69 g/t).

Hydrothermal breccias in the northwest part of the Main zone were also identifi ed. Resource grade mineralization extends to depths of 690 feet in this area. All of the assays and associated geology from the Phase 1 program have been submitted to Mine Development Associates of Reno, NV and a new 43-101 resource calculation is being generated.

Phase 2 drilling commenced in September. A total of 27 holes were drilled (13,905 feet) which were aimed at identifying both the strike extensions of the gold mineralization, as well as further delineating the consistent molybdenum mineralization identifi ed in the North Zone and the northern portions on the Main Zone. The discovery of open ended molybdenum mineralization within the northern portions of the deposit was one of the most important discoveries made during the Phase 1 program. Previous operators only assayed for gold and silver. Molybdenum mineralization in the North Zone has now been tested in 21 holes on roughly 200 foot spacings that cover an area roughly 1,300 feet long by 500 feet wide.

The arithmetic average of the molybdenum intercepts reported to date from these holes is 0.02% Mo over an average thickness of 170 feet. At current prices per tonne the molybdenum grades in the North Zone represent a higher value than gold and as a result molybdenum could play an important part in the future development of the project. Freegold is commencing metallurgical test-work at McClelland laboratories in Reno, NV aimed at evaluating a variety of processing methods that may be used to capture this potentially valuable mineral by-product.

Freegold’s fi rst signifi cant step-out drilling was conducted in the Stinking Water basin area, located 1,700 feet east of the North Zone. This area was previously identifi ed as prospective by a prior operator through scattered, widely-spaced drilling, which returned some of the highest-grade gold assays within the deposit area. Freegold’s fi rst hole (SW C44) into the basin was a core hole drilled to a depth of 197 feet which returned an average grade 0.026 oz./ ton (0.88 g/t) over its length and ended in resource grade material. This new area, which is on strike with the higher grade zones within the Main Zone, will be the target of future drilling. Assays from 19 holes are still outstanding. Following the completion of the new 43-101 resource, the completion of our new metallurgical testing on the gold/ molybdenum mineralization, and the receipt of our fi nal assays, we will commence a new scoping study in order to generate the fi rst new economic assessment on the project since 1997.

Rob Project, Alaska

Rob is located within the Goodpaster Mining District which attracted its share of attention during the year with the continued ramping up of gold production at the new Teck/ Sumitomo Pogo gold mine (350,000 to 450,000 oz/year of production from this 5.6 million ounce gold resource) and with the announced consolidation of a 513,000 acre land package through staking and joint venturing by Goldcorp founder Rob McEwen. This large land package (subsequently merged into Rubicon Minerals) surrounds the Pogo mine and the Rob property, and was acquired due to the shared belief that the gold mineralization at Pogo is not a unique occurrence in the district.

A total of 8 holes totalling 1,529 feet were drilled at Grey Lead in 2007. All of the holes intersected a quartz vein. The true width of the vein is variable but averages in excess of 10 feet. Holes 6 and 7 were drilled to the east, at dips of 61 and 76 degrees respectively and were designed to intersect the vein where it was previously identifi ed in the 1999 drilling. Hole 6 intersected the vein at a depth of 154 feet and returned a 16.5 foot interval averaging 6.7 g/t, including a 2.5 foot section grading 23.1 g/t. Gold mineralization further down the hole at a depth of 221 feet returned a 13 foot interval grading 0.7 g/t in Hole 7.

Holes 12 through 17 were drilled as step-out holes from a second pad located a further 170 feet to the northeast. The location of the second pad further to the east and the north was to ensure that the shallower dipping holes would intersect the vein closer to surface. Holes 12, 13, 14 and 15 were drilled to the east at angles of 45, 60, 71 and 90 degrees respectively to intersect the vein. Hole 17 was drilled in the opposite direction at a dip of 75 degrees, and was designed to intersect the vein further at depth after it crossed west of the drill pad. Hole 16 was drilled at a similar angle and dip as hole 12, and was designed to extend a hole further to the east to try and hit a fault structure that had been mapped at surface.

Holes 12 and 16, which traveled through the vein at roughly the same location, were also used to test the variability of the vein via twinning. The intercepts in these two holes compared very well, with hole 12 returning 14.5 feet with an average grade of 9.0 g/t while hole 16 returned 14 feet averaging 7.9 g/t. Holes 13 and 14 intersected substantially higher grade material, returning 13.5 feet averaging 20.1 g/t and 13 feet averaging 29.0 g/t respectively. Higher grade intervals included 1.5 feet @ 32.3 g/t, 1 foot @ 135.7 g/t and 2.5 feet @ 23.73 g/t in hole 13 and 3.6 feet @ 89.0 g/t in hole 14. Holes 15 and 17, which tested the vein at depths of 93 and 179 feet, intersected 13 feet averaging 3.5 g/t and 6.5 feet averaging 23.2 g/t respectively.

Vinasale, Alaska

Gold mineralization at Grey Lead is associated with a distinctive geochemical trace elements suite (gold, bismuth, arsenic) similar to the gold currently being mined 20 miles to the west at the Pogo mine.

A total of 9 holes totalling 1,985 feet were drilled at the O’Reely vein, located approximately 6,000 feet east of the Grey Lead vein. Of the 128 assay intervals, 31 widely scattered assays were returned grading higher than 0.2 g/t, with the highest interval being 2.1 g/t over 3 feet in hole 5 at a depth of 126 feet. One longer interval of anomalous gold assayed 0.94 g/t over a 17 foot interval in hole 3 at a depth of 106 feet. Throughout the drilling, the vein was seen to exhibit a consistent west dip with little indication of structural o- set along the drilled strike length.

Exploration for 2008 will focus on expanding the strike extension of the Gray Lead vein and on other prospective targets to the north and west previously identifi ed by high grade surface samples. Vein Mineralization at Gray Lead appears to be controlled by a north-northeast striking structure which extends across the 4,000 acre property. The high-grade intrusive-hosted Michigan prospect, which is also centred on this same structure approximately two miles to the northeast of Gray Lead, has never been drill tested and will also be a focus of our exploration. Ground based geophysical work is expected to commence once the snow has melted in May, and will be followed up with additional drilling in the summer.

In March 2007 Freegold signed a Mineral Exploration Agreement with Option to Lease with Doyon Limited, an Alaskan native corporation on their Vinasale project. Vinasale is located in central Alaska within the same mineralized trend that hosts the 33 million oz. Donlin Creek deposit and the operating Nixon Fork gold mine. Vinasale hosts a historical, non 43-101 compliant resource of 920,000 oz. gold that was delineated in the early 1990’s. Freegold‘s 2007 program focused on other potential areas within the 140,000 acre property. The 2008 program will be focused on resource expansion.

Financial Report

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2007 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007 and related notes contained in the report.  The date of this management’s discussion and analysis is March 14, 2008.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31, (audited)
	2007	2006	2005
Total revenues	$259,063	$126,882	$40,434
General and administrative expenses - cash	1,519,375	1,142,747	1,106,209
General and administrative expenses – stock compensation	1,388,088	367,918	221,799
Mineral property costs	8,169,365	3,310,465	1,114,827
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(2,907,463) (0.06)	(1,510,665) (0.04)	(1,328,008) (0.04)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(4,384,463) (0.08)	(1,772,633) (0.05)	(1,368,370) (0.04)
Totals assets	$23,722,900	$12,381,233	$9,431,704
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	$Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Total revenues	$84,171	$22,462	$37,144	$115,286	$44,728	$10,987	$67,509	$3,658
Net loss – before tax	1,646,304	2,182,190	281,983	273,986	717,993	599,310	195,838	259,492
Net loss per share	0.02	0.04	0.01	0.01	0.02	0.02	0.01	0.01
Total assets	23,722,900	20,565,891	21,245,193	14,244,958	12,381,233	10,694,202	11,137,711	9,406,647

Results of operations

The year ended December 31, 2007 resulted in a net loss of $4,384,463 which compares with a loss of $1,772,633 for the same period in 2006.  General and administrative expenses for the year ended December 31, 2007 were $2,907,463, an increase of $1,396,798 over the same period in 2006.  Most of the increase is attributable to $1,388,088 in stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $572,112 for the period ended December 31, 2007 compared to $83,835 for the previous year.  The stock-based compensation expense has been allocated by expense category on the income statement. Stock-based compensation for performance shares was $815,976 as compared to $284,083 for the previous year.   Amortization of $173,962 was recorded as compared to $13,003 for the previous year.  Mining equipment amortization of $161,088 was attributed to $1,050,963 in new mining equipment that was obtained for the Golden Summit project in Alaska.  All other general and administrative costs were relatively the same when compared to the previous year.  Capital gains of $151,687 were realized on the sale of investments in 2007 as compared to $85,884 over the same period in 2006.   Interest income of $107,376 was also earned in 2007 as compared to $40,998 in the previous year as the Company had more funds on deposit.

During the year ended December 31, 2007, the Company incurred mineral property deferred exploration costs of $8,169,365.  Of the deferred exploration costs, $1,256,236 was incurred to review and update previous engineering and resource work and $1,604,340 was incurred for drilling on the Almaden project in Idaho. $3,996,400 was incurred on the Golden Summit project in Alaska of which $1,902,641 was for bulk sampling/plant commissioning and infrastructure. $567,864 was spent on the Rob project in Alaska which included $295,470 in drilling. Mineral property acquisition costs of $385,277 were also incurred which included $52,159 for the Almaden Idaho project, $28,325 for the Rob Alaska project, $66,435 for the Vinasale Alaska project and $195,358 for the Golden Summit Alaska project. During the third quarter, the Company terminated the Grew Creek, Yukon property agreement and the associated costs of $1,365,285 were written off.   Management also decided to write-off its $247,199 investment in the PGM A Property in Sudbury, Ontario that is currently majority held by a third party.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, property site visits, news releases, distribution fees and marketing materials, cost $248,432 for the period ended December 31, 2007, an increase of $48,367 over the same period in 2006.

Three months ending December 31, 2007

The quarter ended December 31, 2007 resulted in a loss from operations of $1,646,304 which was higher than the loss of $717,993 incurred in the comparative quarter ended December 31, 2006.  Most of the increase can be attributed to the accounting of $815,976 for the allotment/accrual of performance shares that were recorded as stock-based compensation and the $247,199 write-off associated with the PGM A Property in Sudbury, Ontario.  All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD&A.

Cash flows from financing activities during the quarter were $3,913,150.  The source of cash during the quarter was $3,353,750 from the exercise of warrants and $559,400 from the exercise of stock options.

Liquidity and capital resources

At December 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $4,124,121 compared with a deficit of $805,360 at December 31, 2006.  During 2007, 10,600,000 shares were issued for gross proceeds of $9,130,000, 8,673,269 warrants were exercised for proceeds of $5,518,527 and 1,891,250 options were also exercised for proceeds of $845,075.

The Company has an investment with a value of $70,663 as at December 31, 2007.  The investment consists of 206,486 shares of Pacific North West Capital Corp.  This company previously had certain directors in common.  These amounts are included in the above working capital.  The Company had 62,543,307 issued and outstanding shares at December 31, 2007.

Contractual commitments

The Company is committed under an operating lease, for its office premises in Kerrisdale with the following estimated lease payments to the expiration of the lease on June 30, 2010.  By an agreement dated 1 September 2007, the Company is committed under an operating lease, for its office premises in Vancouver with the following lease payments to the expiration of the lease on August 30, 2008.

Fiscal year ended Dec. 31,	2008	2009	2010	Thereafter

Office lease - Kerrisdale	$39,679	$39,679	$19,840	-
Office lease - Vancouver	$60,552

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

Financial instrument standards

Effective January 1,2007, the Company adopted the new Canadian Institute of Chartered

Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The Company has certain investments in the common shares of publicly traded corporations, which are classified as available-for-sale.  Although these investments represent common shares that are traded on a recognized stock exchange, the Company may not be able to sell its investments at the quoted market price.  Accordingly, the value of these investments is determined with reference to the quoted market price and an appropriate discount.  On transition, the value of these investments was consistent with historical cost.  As a result, adoption of the new standard did not have a material impact on the Company’s consolidated financial statements, on transition at January 1, 2007 or during the year ended December 31, 2007.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial assets and financial liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-maturity and loans and receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and hedge accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Accounting changes

Effective January 1, 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Auditors

The Company’s auditors for the year ended December 31, 2006 were PricewaterhouseCoopers LLP. The directors subsequently appointed James Stafford, Inc. Chartered Accountants as the Company’s auditors for the year ending December 31, 2007.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at December 31, 2007, there were 62,543,307 outstanding common shares compared to 40,262,882 outstanding shares at December 31, 2006.  The increase reflects the issuance of 1,040,906 performance shares, 21,164,519 shares for cash and 75,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Note 8d to the consolidated financial statements ended December 31, 2007.

Related party transactions

A total of $190,080 was paid to a company controlled by the former Chairman of the Company, for management and severance fees during the year ended December 31, 2007.  A total of $20,982 was paid to a company controlled by the former Corporate Secretary of the Company, for Corporate secretarial services during the year ended December 31, 2007.   A total of $35,500 was paid to a company controlled by the Chief Financial Officer (CFO) of the Company for accounting services during the year ended December 31, 2007.   A total of $98,633 was paid to a company controlled by the Vice-President of Business Development, 50,000 performance shares with a value of $17,745 were issued and 50,000 performance shares with a value of $71,000 were allotted/accrued to the Vice-President of Business Development.  A total of $150,680 was paid and 150,000 performance shares with a value of $203,000 were issued to the Vice-President of Project Developments.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the year ending December 31, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended December 31, 2007 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company ended December 31, 2007 with working capital of $4,124,121.  With these funds and no debt, the Company estimates that it will have to raise more funds to meet its corporate, administrative and property obligations for the coming year.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

JAMES STAFFORD

Independent Auditors’ Report

To the Shareholders of Freegold Ventures Limited

We have audited the consolidated balance sheet of Freegold Ventures Limited (the “Company”) as at 31 December 2007 and the related consolidated statements of loss, and comprehensive loss, cash flows and changes in shareholders’ equity for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2007 and the results of its operations, its cash flows and its changes in shareholders’ equity for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 31 December 2006 and 2005 were audited by predecessor auditors who expressed an opinion without reservation on those statements in each of their reports dated 8 March 2007 and 6 February 2006 respectively.

/s/ James Stafford

Vancouver, Canada                                                                               Chartered Accountants

7 March 2008

Freegold Ventures Limited (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 December
Canadian Funds

ASSETS	2007	2006
Current
Cash and cash equivalents	$4,303,786	$326,966
Term deposits	52,252	50,460
Accounts and advances receivable	46,581	16,180
Available-for-sale securities (Note 3)	70,663	232,219
Prepaid expenses and deposits	74,978	130,821
	4,548,260	756,646
Mineral Property Costs – Statement 5 (Note 4)	18,118,718	11,561,837
Property, Plant and Equipment (Note 5)	1,055,922	62,750
	$23,722,900	$12,381,233

LIABILITIES
Current
Accounts payable	$384,472	$516,006
Accrued liabilities	29,667	38,000
Due to related parties (Note 6)	10,000	8,000
Loan (Note 7)	-	1,000,000
	424,139	1,562,006

Commitments (Note 10)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)
Authorized:
Unlimited common shares without par value
Issued, allotted and fully paid:
62,543,307 (2006 – 40,262,882) shares	49,370,919	33,364,784
Contributed Surplus	2,692,091	1,746,128
Deficit Accumulated During Exploration Stage - Statement 2	(28,764,249)	(24,291,685)
	23,298,761	10,819,227
	$23,722,900	$12,381,233

ON BEHALF OF THE BOARD:

       “Steve Manz”                          , Director                    “Hubert Marleau”             , Director

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares	Amount	Contributed Surplus	Accumulated Deficit	Total
Balance – 31 December 2004	29,992,205	$30,411,391	$857,995	$(21,104,497)	$10,164,889
Issuance and allotment of shares for:
- Cash	1,445,385	245,715	-	-	245,715
- Property	75,000	50,000	-	-	50,000
- Performance shares	50,000	7,500	-	-	7,500
Share issuance costs	-	-	-	(6,467)	(6,467)
Stock-based compensation	-	-	214,799	-	214,799
Loss for the year	-	-	-	(1,368,370)	(1,368,370)
Balance – 31 December 2005	31,562,590	$30,714,606	$1,072,794	$(22,479,334)	$9,308,066
Issuance and allotment of shares for:
- Private placements	8,146,542	2,737,401	-	-	2,737,401
- Value assigned to warrants (Notes 7 & 8c)	-	(328,813)	378,381	-	49,568
- Property	50,000	15,000	-	-	15,000
- Exercise of options	453,750	207,590	(54,465)	-	153,125
- Performance shares	50,000	19,000	-	-	19,000
- Performance shares reserved for issuance	-	-	265,583	-	265,583
Share issuance costs	-	-	-	(39,718)	(39,718)
Stock-based compensation	-	-	83,835	-	83,835
Loss for the year	-	-	-	(1,772,633)	(1,772,633)
Balance – 31 December 2006	40,262,882	$33,364,784	$1,746,128	$(24,291,685)	$10,819,227
Issuance and allotment of shares for:
- Private placements	10,600,000	9,130,000	-	-	9,130,000
- Value assigned to warrants (Note 8c)	-	(1,645,559)	1,645,559	-	-
- Property	75,000	60,000	-	-	60,000
- Exercise of options	1,891,250	845,075	-	-	845,075
- Exercise of warrants	8,673,269	5,518,527	-	-	5,518,527
- Performance shares	1,040,906	780,797	(194,583)	-	586,214
- Performance shares reserved for issuance	-	-	534,652	-	534,652
Share issuance costs	-	-	-	(88,101)	(88,101)
Stock-based compensation	-	-	277,630	-	277,630
Transferred on exercise of options	-	191,181	(191,181)	-	-
Transferred on exercise of warrants	-	1,126,114	(1,126,114)	-	-
Loss for the year	-	-	-	(4,384,463)	(4,384,463)
Balance – 31 December 2007	62,543,307	$49,370,919	$2,692,091	$(28,764,249)	$23,298,761

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss and Comprehensive Loss
Canadian Funds

	Years Ended 31 December
	2007	2006	2005
General and Administrative Expenses
Consulting fees	$167,383	$207,651	$304,998
Consulting fees – Stock-based compensation (Note 8)	491,008	18,615	125,553
Travel	144,981	127,365	142,099
Promotion and shareholder relations	248,432	200,065	176,242
Management fees (Note 6b)	190,080	107,602	106,818
Director fees (Note 6a)	27,500	22,000	24,000
Director fees – Stock-based compensation (Note 8)	9,554	1,461	32,740
Professional fees	87,936	84,694	98,578
Wages, salaries and benefits	267,512	244,683	95,733
Wages – Stock-based compensation (Note 8)	729,396	280,058	19,737
Shareholder relations – Stock-based compensation (Note 8)	158,130	5,761	36,769
Transfer and filing fees	45,751	64,778	46,115
Rent and utilities	71,886	40,386	40,015
Office and miscellaneous	93,952	92,543	70,612
Amortization	173,962	13,003	7,999
Loss Before the Undernoted	(2,907,463)	(1,510,665)	(1,328,008)

Other Income (Expenses)
Gain on sale of available-for-sale securities (Note 3)	151,687	85,884	-
Interest income	107,376	40,998	39,476
Foreign exchange gain (loss), net	(61,373)	(28,675)	(2,492)
Miscellaneous income	-	-	958
Interest, bank charges and loan arrangement fee	(62,206)	(27,369)	(29,373)
Write-off of mineral property costs (Note 4)	(1,612,484)	(332,806)	(40,020)
Write-down of investments	-	-	(19,559)
Gain on sale of property and equipment	-	-	10,648
	(1,477,000)	(261,968)	(40,362)

Net Loss and Comprehensive Loss for the Year	$(4,384,463)	$(1,772,633)	$(1,368,370)

Loss per Share - Basic and Diluted	$(0.08)	$(0.05)	$(0.04)

Weighted Average Number of Shares Outstanding	52,257,573	37,459,602	30,506,308

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flow
Canadian Funds

	Years Ended 31 December
Cash Resources Provided By (Used In)	2007	2006	2005
Operating Activities
Loss for the year	$(4,384,463)	$(1,772,633)	$(1,368,370)
Items not affecting cash:
Amortization	173,962	13,003	7,999
Gain on sale of available-for-sale securities	(151,687)	(85,884)	-
Gain on sale of property, plant and equipment	-	-	(10,648)
Write-down of investments	-	-	19,559
Write-off of mineral property costs	1,612,484	332,806	40,020
Stock-based compensation	572,112	83,835	214,799
Stock-based compensation – performance shares issued	510,825	18,500	7,000
Wages and consulting fees – performance shares reserved for issuance	305,151	265,583	-
Loan arrangement fee	-	15,437	-
Net changes in non-cash working capital components:
Accounts and advances receivable	(30,401)	33,444	126,649
Term deposits	(1,792)	(50,460)	1,405,949
Prepaid expenses and deposits	55,843	(74,309)	12,183
Accounts payable	(465,212)	(47,868)	(21,966)
Accrued liabilities	(8,333)	(18,695)	13,710
Due to related parties	2,000	8,000	(20,960)
	(1,809,511)	(1,279,241)	425,924

Investing Activities
Purchase of available-for-sale securities	-	(7,800)	-
Proceeds on sale of available-for-sale securities	313,244	158,618	-
Mineral property acquisition costs	(325,277)	(188,997)	(173,514)
Mineral property deferred exploration costs	(7,498,088)	(2,908,723)	(1,186,119)
Mineral tax credit	47,675	169,186	152,873
Option payments received	-	30,000	30,000
Purchase of property and equipment	(1,167,134)	(41,660)	(4,197)
Proceeds on sale of equipment	-	-	10,648
Option payment liability settlement	-	-	(12,982)
	(8,629,580)	(2,789,376)	(1,183,291)

Financing Activities
Share capital issued	15,493,602	2,890,526	245,715
Share issuance costs	(88,101)	(39,718)	(6,467)
Performance shares	10,410	500	500
Loan proceeds	(1,000,000)	1,000,000	-
	14,415,911	3,851,308	239,748

Net Increase (Decrease) in Cash and Cash Equivalents	3,976,820	(217,309)	(517,619)
Cash and cash equivalents - Beginning of year	326,966	544,275	1,061,894
Cash and Cash Equivalents - End of Year	$4,303,786	$326,966	$544,275

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flow – Continued
Canadian Funds

	Years Ended 31 December
Cash Resources Provided By (Used In)	2007	2006	2005

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Exploration expenditures included in accounts payable	$333,675	$496,931	$66,943
Shares issued or allotted for mineral property	$(60,000)	$(15,000)	$(50,000)
Option payments received in shares	$-	$100,000	$-

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs
For the Years Ended 31 December
Canadian Funds

	2007	2006

Golden Summit Property, Alaska, USA
Acquisition costs
Cash - option payments	$178,358	$78,650
Shares - option payments	17,000	-
	195,358	78,650
Deferred exploration expenditures
Geological and field expenses	244,456	71,870
Mineral property fees	33,870	25,866
Drilling	437,085	38,734
Assaying	508,043	55,914
Engineering and consulting	268,398	114,535
Bulk sampling/plant commissioning & infrastructure	1,902,641	531,909
Personnel	440,632	126,129
Geophysical	161,275	-
	3,996,400	964,957
Total	4,191,758	1,043,607

Almaden Property, Idaho, USA
Acquisition costs
Cash - option payments	52,159	19,922
	52,159	19,922
Deferred exploration expenditures
Geological and field expenses	228,407	220,600
Drilling	1,604,340	1,478,828
Mineral property fees	18,294	19,266
Assaying	355,471	83,771
Metallurgical testing	257,940	73,408
Geophysics	20,655	-
Resource engineering	12,541	19,955
Engineering and consulting	381,222	304,320
	2,878,870	2,200,148
Total	2,931,029	2,220,070

Balance Forward	$7,122,787	$3,263,677

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs – Continued
For the Years Ended 31 December
Canadian Funds

	2007	2006
Balance Carried Forward	$7,122,787	$3,263,677

Rob Property, Alaska, USA
Acquisition costs
Cash - option payments	28,325	25,425
	28,325	25,425
Deferred exploration expenditures
Drilling	295,470	-
Mineral property fees	19,211	15,571
Engineering and consulting	69,206	10,537
Geological and field expenses	83,848	1,471
Assaying	22,253	2,739
Wages	77,876	2,731
	567,864	33,049
Total	596,189	58,474

Vinasale Property, Alaska, USA
Acquisition costs
Cash - option payments	66,435	-
	66,435	-
Deferred exploration expenditures
Geological and field expenses	61,664	329
Geophysics	244,631	-
Assaying	6,401	-
Mineral property fees	9,053	-
Engineering and consulting	26,413	14,919
Wages	21,246	663
	369,408	15,911
Total	435,843	15,911

Union Bay Property, Alaska, USA
Acquisition costs
Shares - option payments received	-	(100,000)
Cash - option payments received	-	(30,000)
	-	(130,000)

Deferred exploration expenditures
Mineral property fees	12,286	-
Engineering and consulting	878	-
Total	13,164	(130,000)

Balance Forward	$8,167,983	$3,208,062

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)	Statement 5
Consolidated Schedules of Mineral Property Costs – Continued
For the Years Ended 31 December
Canadian Funds

	2007	2006
Balance Carried Forward	$8,167,983	$3,208,062

Grew Creek Property, Yukon, Canada
Acquisition costs
Cash - option payments	-	65,000
Shares - option payments	43,000	15,000
	43,000	80,000
Deferred exploration expenditures
Geological and field expenses	6,057	74,426
Mineral property fees	-	10,850
Drilling	-	60,241
Assaying	-	13,343
Engineering and consulting	-	31,837
Mineral tax credit	(47,675)	(169,186)
	(41,618)	21,511
Total	1,382	101,511

Duke Property, British Columbia, Canada
Deferred exploration expenditures
Geological and field expenses	-	204
Assaying	-	688
	-	892
Total	-	892

Costs for the Year	8,169,365	3,310,465
Balance - Beginning of year	11,561,837	8,584,178
Write-off of mineral property costs (Note 4)	(1,612,484)	(332,806)

Balance - End of Year	$18,118,718	$11,561,837

- See Accompanying Notes -

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

Freegold Ventures Limited (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company has sufficient working capital in the near term to fund ongoing exploration and development, however, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

b)

Consolidation

These consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries, Free Gold Recovery, USA, Freegold Ventures Limited, USA, Ican Minerals, Inc. and Canu Resources, Inc.  All subsidiaries are US corporations which are involved in mineral property exploration.  Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash equivalents with institutions of high-credit worthiness.

d)

Available-for-sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices.  Unrealized gains and losses on available for sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property and related foreign exchange amounts are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or are abandoned.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income. Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

f)

Asset Retirement Obligation

On 1 May 2004, the Company retroactively adopted the new CICA accounting standard, Section 3110 for “Asset Retirement Obligations”. Operating under this Section, future obligations to retire an asset or property are recognized and recorded as a liability at fair value as at the time the asset is acquired or the event occurs giving rise to such an obligation. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value of the measurement of the liabilities. In addition, an asset retirement cost is added to the carrying amount of the related asset and depreciated over the life of the asset. The capitalized asset retirement cost is amortized on the same basis as the related asset and along with the accretion expense, before arriving at the net income.

g)

Amortization

The Company provides for amortization on its property, plant and equipment at 20% - 45% on a declining balance method.  One half of the rate is applied in the year of acquisition.

h)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes valuation model.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company estimates forfeiture of stock-based awards based on historical data and adjusts the forfeiture rate periodically.

j)

 Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

 Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

l)

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal method as follows:

-

Monetary assets and liabilities at year-end rates;

-

All other assets and liabilities at historical rates; and

-

Revenue and expense items at the average rate of exchange prevailing during the year.

Translation gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Significant areas where management’s judgement is applied are the determination of asset impairment, stock-based compensation and future income tax valuation allowances.  Actual results could differ from those estimates.

n)

Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

o)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

  p)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits,

accounts and advances receivable, available-for-sale securities, accounts payable, accrued   liabilities, loan payable and amounts due to related parties.  Unless otherwise noted, it is   management’s opinion that the Company is not exposed to significant interest, currency or credit   risks arising from the financial instruments.  The fair value of these financial instruments   approximates their carrying value due to their short-term maturity or capacity of prompt   liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its

US properties since it has to convert Canadian dollars raised through equity financing in Canada   to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases   versus the Canadian dollar.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

q)

Recent Accounting Pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial

Statement Presentation.  Section 1400 has been amended to include requirements to assess and   disclose an entity’s ability to continue as a going concern.  Management shall make an   assessment of an entity’s ability to continue as a going concern.  When management is aware, in   making its assessment, of material uncertainties related to events or conditions that may cast   significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall   be disclosed.  When financial statements are not prepared on a going concern basis, that fact   shall be disclosed, together with the basis on which the financial statements are prepared and   the reason why the entity is not regarded as a going concern.  Section 1400 is effective for   interim   and annual financial statements relating to fiscal years beginning on or after 1 January   2008.   Earlier adoption is encouraged.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management expects that there will not be a   material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

-

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

-

A requirement for an entity to disclose quantitative data about what it regards as capital; and

-

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management is currently in the process of   evaluating the impact that these additional disclosure standards will have on the Company’s   financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure   requirements of Section 3861 and requires entities to provide disclosures in their consolidated   financial statements that enable users to evaluate the significance of financial instruments on the   entity’s consolidated financial position and performance, and the nature and extent of risks arising   from financial instruments and non-financial derivatives. Section 3863, Financial Instruments –   Presentation carries forward unchanged the presentation requirements for financial instruments of   Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 3863   apply to interim and annual consolidated financial statements relating to fiscal years beginning on   or after 1 October 2007.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

2.

Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 January 2007, the Company adopted the new Canadian Institute of Chartered

Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and   Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861,   Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior   period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial

assets and liabilities be recorded within retained earnings or, in the case of available-for-sale   assets, accumulated other comprehensive income on transition.

The Company has certain investments in the common shares of publicly traded corporations,

which are classified as available-for-sale.  Although these investments represent common shares   that are traded on a recognized stock exchange, the Company may not be able to sell its   investments at the quoted market price.  Accordingly, the value of these investments is   determined with reference to the quoted market price and an appropriate discount.  On transition,   the value of these investments was consistent with historical cost.  As a result, adoption of the   new standard did not have a material impact on the Company’s financial statements, on transition   at 1 January 2007 or during the year ended 31 December 2007.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and

are subsequently measured based on their classification as held-to-maturity, loans and   receivables, available-for-sale or held-for-trading, as described below.  The classification is not   changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the

ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using   the effective interest rate method.  Loans and receivables are measured at amortized cost using   the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other   comprehensive income.  Available-for-sale securities are written down to fair value through   earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction   costs that are directly attributable to the acquisition or issue of a financial asset or financial liability   are added to its fair value.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

2.   Changes in Accounting Policies and Presentation – Continued

a)   Financial Instrument Standards – Continued

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are   measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale   securities, foreign currency translation gains and losses on the net investment in self-sustaining   operations and changes in the fair market value of derivative instruments designated as cash flow   hedges, all net of income taxes.  Cumulative changes in other comprehensive income are   included in accumulated other comprehensive income which is presented (if applicable) as a new   category in shareholders’ equity.

b)   Accounting Changes

Effective 1 January 2007, the Company adopted the revised CICA Handbook Section 1506,   Accounting Changes, which requires that a voluntary change in accounting policy can be made     only if the changes result in more reliable and relevant information and are accompanied with     disclosures of prior period amounts and justification of the changes.  The section also requires     that the nature and amount of material changes in estimates be disclosed.  The Company has not     made any voluntary change in accounting policies or significant changes in estimates that are not     otherwise disclosed since the adoption of the revised section.

3.

Available-for-sale Securities

	2007				2002	2006
	Number of Shares	% Owned	Book Value	Fair Value		Book Value
Pacific North West Capital Corp. (“PFN”)	206,486	0.38%	$70,663	$70,663		$189,582
CanAlaska Uranium Ltd. (“CVV”)	-	-	-	-		42,637
			$70,663	$70,663		$232,219

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

3.

Available-for-sale securities – Continued

During the year, the Company had a net gain on the sale of available-for-sale securities of $151,687 (2006 - $85,884) of which a gain of $107,970 (2006 - $74,510) was due to the sale of CVV shares and a gain of $43,717 (2006 - $11,374) was due to the sale of PFN shares.  PFN and CVV are companies that previously had certain directors in common with the Company.  As at 31 December 2007, the Company’s available-for-sale securities had a fair value of $70,633 as determined with reference to published price quotations.

4.

Mineral Property Costs

	Acquisition	Deferred Exploration	Payments/ grants	Write-offs	Totals 2007	Totals 2006
Golden Summit Property	$658,875	$9,686,168	$-	$-	$10,345,043	$6,153,285
Almaden Property	742,986	5,223,986	-	-	5,966,972	3,035,943
Rob Property	550,000	753,822	-	-	1,303,822	707,633
Vinasale Property	66,435	385,319	-	-	451,754	15,911
Union Bay Property	110,658	174,669	(234,200)	-	51,127	37,963
PGM Properties	98,650	148,549	-	(247,199)	-	247,199
Grew Creek Property	258,470	1,476,549	(369,734)	(1,365,285)	-	1,363,903
	$2,486,074	$17,849,062	$(603,934)	$(1,612,484)	$18,118,718	$11,561,837

a)

Golden Summit Property, Alaska, USA

By various agreements dated from 1 December 1992 to 9 May 1997, the Company acquired from Fairbanks Exploration Inc. (“FEI”) certain mineral claims in the Fairbanks Mining District of Alaska known as the Golden Summit Property, subject to a 7% working interest held in trust for FEI by the Company.  The property is controlled by the Company through long-term lease agreements or outright claim ownership.  As consideration, the Company issued 125,000 shares and expended US$1,767,000 on the property before 2000.  The Company is also required to make all underlying lease payments (Note 4a(i-iii)).

The Company will fund 100% of the project until commercial production is achieved at which point FEI will be required to contribute 7% of any approved budget.  The property is subject to a 2% Net Smelter Royalty (“NSR”) to FEI.  The Company has a 30 day right of first refusal in the event that the 7% working interest of FEI or the NSR is to be sold.  The Company can also purchase the NSR at any time following commercial production, based on its net present value as determined by mineable reserves.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

4.

Mineral Property Costs – Continued

a)

Golden Summit Property, Alaska, USA – Continued

Underlying Leases

(i)

Keystone Claims

By agreement dated 17 May 1992, the Company agreed to make advance royalty payments of US$15,000 per year.  By an agreement dated 15 May 2000 and 30 November 2001, the Company agreed to make advance royalty payments as follows:

		US Funds
1992 – 1998 (US$15,000 per year)		$105,000	(paid)
2000		$50,000	($25,000 paid in cash and $25,000 with 58,898 treasury shares issued)
2001- 2006 (US$50,000 per year)	$	*300,000	(paid)
2007 (US$150,000 per year)		$150,000	(paid)
2008 – 2019 (US$150,000 per year)		$1,800,000

*  The 2001 US$50,000 advance royalty payment was settled by issuing 250,000 shares.

These shares were issued during the year ended 31 December 2002.

An amendment signing bonus of US$50,000 was paid 1 October 2000.

The leased property is subject to a 3% NSR.

(ii)

Newsboy Claims

By lease agreement dated 28 February 1986 and amended 26 March 1996, the Company assumed the obligation to make advance royalty payments of US$2,500 per year until 1996 (paid) and US$5,000 per year until 2006 (paid).  During 2006, the Company renewed the existing lease term for an additional 5 years on the same terms and conditions.  The claims are subject to a 4% NSR. The Company has the option to purchase the NSR for the greater of the current value or US$1,000,000 less all advance royalty payments made.

(iii)

Tolovana Claims

In May 2004, the Company entered into an agreement with a third party (the “Seller”) whereby the Seller transferred 100% of the rights via Quit Claim Deed to a 20-year lease on the Tolovana Gold Property in Alaska.

Under the terms of the agreement, the Company assumed all of the Seller’s obligations under the lease, which include making annual payments of $1,000 per month for the first 23 months increasing to $1,250 per month for the 24th to the 48th months and increasing to $1,500 after the 49th month and for the duration of the lease. These payments are current.

The property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below US$300, 2.0% NSR in the event the price of gold is between US$300 to US$400, and 3.0% NSR in the event that the price of gold is above US$400.  In addition, the Company made a cash payment of US$7,500 on signing and issued 400,000 shares on regulatory approval. An additional 200,000 shares are to be issued within 30 days of a minimum 200,000 ounce mineral resource being calculated on the property if the resource is established in five years or less from the date of the agreement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

4.

Mineral Property Costs - Continued

b)

Almaden Property, Washington County, Idaho, USA

By agreement dated 13 December 1995 and various amendments thereto, the Company purchased a 60% interest in certain mineral claims located in Washington County, Idaho, known as the Almaden Property.  As consideration, the Company paid US$250,000 to underlying optionors, issued 4,621,714 common shares and completed a feasibility study.

Pursuant to the Company submitting a feasibility report, the Company entered into a joint venture agreement whereby 60% of all further costs spent on the property were the responsibility of the Company.  The joint venture assumed the requirements to pay US$250,000 to underlying optionors (paid), US$4 per month for each acre acquired (approximately US$10,000 per year [paid to date]) and US$24,000 per year (US$6,000 annually [paid to date] with the remaining US$18,000 deferred for payment upon commencement of commercial production). The accumulated contingent liability for lease payments due on commencement of commercial production is US$450,000.  In March 2007, the Company entered into an agreement whereby in consideration for the conversion of the 4% net returns to a 1.5% NSR, the Company agreed to advance the accumulated lease payments over 4 years and waive its right to defer US$18,000 per year in lease payments.  The Company is now responsible for making US$24,000 per year in lease payments.  In the event that the Company does not make the total accrued lease payments, the lease holders shall retain the 4% net returns, however, the Company will remain responsible for making the US$24,000 annual lease payments.

By agreement dated 17 April 2001, the Company acquired the remaining 40% portion of the joint venture interest and 100% of the shares of Ican Minerals, Inc. and Canu Resources, Inc. for 500,000 shares of the Company (issued). The Company now owns a 100% interest in the Almaden Property, subject to underlying lease agreements.

The property is also subject to a 1% NSR if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

c)

Rob Property, Alaska, USA

By agreement dated 9 July 2002, the Company has the option to earn a 100% interest in a 20-year lease on certain mineral claims located in the Good Paster Mining District, Alaska, known as the Rob Property.

As consideration, the Company paid US$29,000 and issued 1,000,000 shares.  Upon expending US$1,000,000 on the property, the Company is required to issue an additional 500,000 shares of the Company.  In addition, the vendor retains a 1% NSR which the Company may purchase for US$1,000,000.

The Company is also responsible to make cash payments of US$80,000 (paid) for an underlying agreement with the vendor.

In addition, the Company is also required to expend a total of US$1,000,000 in exploration expenditures on the property prior to 31 December 2008 (US$753,822 spent to date).  Minimum work in any given year shall not be less than US$10,600 per year.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

4.

Mineral Property Costs – Continued

c)

Rob Property, Alaska, USA – Continued

Commencing 1 December 2008, annual advance royalty payments must be made depending on the average gold price for the proceeding year as follows:

Gold Price Per Ounce	Annual Royalty Payment
Less than US$350	US$30,000
US$350 to US$400	US$40,000
More than US$400	US$50,000

The vendor shall retain a NSR, which shall vary according to the London gold price for the preceding six-month period as follows:  1% for gold prices less than US$300, 1.5% for gold prices between US$301 and US$350, and 2% for gold prices greater than US$350.  The NSR may be purchased for US$500,000 for each percentage point.  An undivided 100% interest in the property may be purchased for US$1,500,000.

d)

Vinasale Property, Alaska, USA

During the year, the Company entered into a mineral exploration agreement with an option to lease from the Doyon Native Corporation on the Vinasale property in central Alaska.  Under the Agreement, the Company must make cash payments of US$320,000 over five years (US$50,000 first year paid), make annual scholarship donations of US$10,000,(US$10,000 first year paid) and make minimum exploration expenditures totalling US$4,750,000 (US$300,000 first year -completed).  The Company may at its option enter into a one year extension by making an additional cash payment of US$100,000 and incurring an additional US$1,500,000 in exploration expenditures.  In the event the property is reduced by 50% or more, the additional exploration expenditures shall be reduced to US$1,000,000.

e)

Union Bay Property, Alaska, USA

The Company acquired certain mineral claims known as the Union Bay Property, in Alaska, USA, by way of staking.

(i)

By agreement dated 1 October 2002 and amended 2 April 2003, the Company granted to PFN, a company that previously had certain directors in common, an option to earn a 70% interest in the property by purchasing a private placement of $165,000 (2002) and making cash payments of $100,000 (received), issuing 60,000 shares (received) and incurring exploration expenditures of $1,000,000 (completed).

PFN vested with a 50% interest on 1 July 2006 and accordingly issued 253,586 shares pursuant to the agreement. Following vesting, PFN had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of having vested. This election was not made.

By Memorandum of Agreement dated 4 May 2007, the Company and PFN confirmed their 50:50 interest in the property.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

4.

Mineral Property Costs – Continued

f)

PGM A Property, Sudbury Region, Ontario, Canada

By various agreements dated between 6 March and 19 December 2000, the Company acquired a property in the Sudbury region, Ontario known as the PGM A Property.  During a prior year, the Company earned a 100% interest in the property by making cash payments of $100,000, issuing 300,000 shares and incurring exploration expenditures of $50,000.  The Company is also required to issue a further 100,000 shares to the optionor upon the completion of a bankable feasibility study.

The property is subject to a 3% NSR.   The Company has the right to purchase up to 2% of the NSR for $3,000,000 (the first 1% for $1,000,000 and the second 1% for $2,000,000).

By Letter Agreement dated 16 November 2001, the Company granted to PFN, a company that previously had certain directors in common, an option to earn a 70% interest in PGM A Property for cash payments of $55,000 (received), issuance of 20,000 PFN shares (received) and exploration expenditures on the property of $50,000 (completed).

PFN has the right to purchase an additional 30% interest in the property by paying  the Company $750,000.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

During the year, all costs associated with the property have been written off.

g)

Grew Creek Property, Yukon Territory, Canada

By Letter Agreement dated 27 May 2004, the Company had the right to acquire, from a third party, up to a 100% interest in certain mineral claims known as the Grew Creek Property located in Whitehorse Mining District, Yukon Territory.  To acquire a 100% interest in the property, the Company was, at its option, required to complete the following: issue 200,000 shares (issued), make cash payments of $305,000 ($150,000 paid) and incur exploration expenditures of $1,500,000.

During the year, the Company terminated this agreement. Accordingly, all costs associated with the property have been written off.

5.

Property, Plant and Equipment

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Mining equipment	$1,050,963	$(161,088)	$889,875	$11,479
Land	107,000	-	107,000	-
Office equipment	108,158	(49,111)	59,047	51,271
	$1,266,121	$(210,199)	$1,055,922	$62,750

During the year ended 31 December 2007, total additions to property, plant and equipment were $1,167,134 (31 December 2006 - $41,660) (Note 13).

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

6.

Related Party Balances and Transactions

Except as noted elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

Effective 1 January 2005, each outside director is entitled to receive $500 per month, $500 per directors’ meeting and $500 per committee meeting.  During the year, $27,500 (2006 - $22,000, 2005 - $24,000) was paid/accrued to directors.  As at 31 December 2007, amounts due to related parties consists of $10,000 (2006 - $8,000) owing to directors.  These amounts were incurred in the ordinary course of business, are non-interest bearing, unsecured and due on demand.

b)

During the year, management and severance fees of $190,080 (2006 - $107,602, 2005 - $106,818) were paid to a company controlled by the former Chairman.

c)

During the year, consulting fees of $20,982 (2006 - $28,231; 2005 - $33,428) were paid to a company controlled by the former Corporate Secretary.

d)

During the year, accounting fees of $35,500 (2006 - $28,831; 2005 - $28,556) were paid to a company controlled by the Chief Financial Officer.

e)

During the year, rent of $Nil (2006 - $36,681; 2005 - $40,015) was paid to a company controlled by the former Chairman.

f)

During the year, consulting fees of $98,633 (2006 - $73,042) were paid to a company controlled by the Vice-President of Business Development. During the year ended 31 December 2006, 400,000 performance shares (vested as described in Note 8e) were reserved for issuance and 200,000 of the 400,000 performance shares have been issued.

g)

During the year, consulting fees of $150,680 (2006 - $Nil, 2005 - $Nil) were paid to a company controlled by the Vice-President of Project Development. During the year, 400,000 performance shares (vested as described in Note 8e) were reserved for issuance and during the year 150,000 of the 400,000 performance shares were issued.

The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

Loan

During the prior year, a $1 million short-term debt financing was obtained having a term of 1 year, an interest rate of 8%, and collateralized by a floating charge over the assets of the Company.  The lenders had the option to accelerate the repayment of the loan upon the Company obtaining subsequent equity financing in excess of $2 million.  As consideration for the loan, the lenders received 250,000 non-transferable warrants that entitle the holders to purchase common shares of the Company at a price of $0.55 per share during the twelve month period following the date of issuance of the warrants, and at a price of $0.65 per share during the subsequent twelve month period.  These warrants have a calculated value of $49,569 of which $15,437 has been expensed in the prior year and $34,132 was expensed in the current period.  This loan and the accrued interest were repaid during the period following the closing of a $2,805,000 private placement.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital

a)

Private Placements

During the year, the Company closed a non-brokered private placement of 5,500,000 units for gross proceeds of $6,325,000.   Each unit was priced at $1.15 and consisted of one common share and one-half non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $1.60 per share exercisable until 26 June 2009.  At 31 December 2007, all of these share purchase warrants in this series remained outstanding.

During the year, the Company closed a non-brokered private placement of 5,100,000 units for gross proceeds of $2,805,000.   Each unit was priced at $0.55 and consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.75 per share exercisable until 28 February 2009.  The Company had the right to accelerate the warrant expiration on 30 days written notice in the event that after 6 months, the closing bid price of the shares was equal to or above $1.10 per share for any consecutive 20-day period. At 31 December 2007, none of the share purchase warrants in this series remained outstanding.

During the prior year, the Company issued 8,146,542 units through private placements for gross proceeds of $2,737,401 as follows:

i)

1,500,000 common shares at $0.20 per common share for gross proceeds of $300,000.

ii)

5,535,431 units at $0.35 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $1,937,401.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.45 expiring 3 April 2007.  All warrants in this series that were outstanding at 31 December 2006 were exercised during the year ended 31 December 2007.

iii)

1,111,111 units at $0.45 per unit consisting of one common share and one-half non-transferable share purchase warrant for gross proceeds of $500,000.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a purchase price of $0.55 during the 12 month period expiring 10 November 2007 and at a price of $0.65 during the subsequent 12 month period.  All warrants in this series that were outstanding at 31 December 2006 were exercised during the year ended 31 December 2007.

b)

Exercise of Warrant and Options

i)

During the year, 8,673,269 (2006 – $Nil) warrants were exercised for gross proceeds of $5,518,527 (2006 –- $Nil).

ii)

During the year, 1,891,250 (2006 – 453,750) options were exercised for gross proceeds of $845,075 (2006 – $153,125).

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital – Continued

c)

Share Purchase Warrants

As at 31 December 2007, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date

2,750,000	$1.60	26 June 2009

During the year, 7,850,000 common share purchase warrants having a fair value of $1,645,559 were issued relating to two private placements.

During the prior year, 3,323,269 common share purchase warrants having a fair value of $328,813 were issued relating to two private placements and 250,000 common share purchase warrants having a fair value of $49,569 were issued as a loan arrangement fee for the $1,000,000 loan.

d)

Share Purchase Options

The Company has established share purchase option plans whereby the Board of Directors (the “Board”), may from time to time, grant options to directors, officers, employees or consultants to a maximum of 8,250,061 options.  Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Board.  The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.  Options vest upon the discretion of the Board.

A summary of the Company’s options at 31 December 2007 and the changes for the year are as follows:

Number Outstanding 31 December 2006	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2007	Exercise Price Per Share	Expiry Date
685,000	-	(685,000)	-	-	-	$0.50	31 December 2007
1,060,000	-	(240,000)	-	-	820,000	$0.48	10 September 2008
50,000	-	(50,000)	-	-	-	$0.55	10 February 2007
1,080,000	-	(770,000)	-	-	310,000	$0.40/$0.50	5 November 2009
500,000	-	-	-	-	500,000	$0.20	30 September 2010
96,250	-	(96,250)	-	-	-	$0.30	25 January 2011
350,000	-	(30,000)	-	-	320,000	$0.35	13 March 2011
100,000	-	(20,000)	-	-	80,000	$0.50	17 July 2011
100,000	-	-	-	-	100,000	$0.50	21 September 2011
-	350,000	-	-	-	350,000	$0.50	11 January 2012
-	400,000	-	-	-	400,000	$0.75	25 January 2010
-	40,000	-	-	-	40,000	$1.20	4 June 2010
-	25,000	-	-	-	25,000	$1.50	13 July 2012
-	40,000	-	-	-	40,000	$1.71	16 October 2012
-	150,000	-	-	-	150,000	$2.10	1 November 2012
4,021,250	1,005,000	(1,891,250)	-	-	3,135,000

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital – Continued

d)

Share Purchase Options - Continued

Effective 1 January 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation (Note 1i).  The standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method. During the year, the Company transferred $191,181 from contributed surplus to share capital as required when options were exercised.

During the year, the Company granted the following options and recognized the following costs with respect to options granted in 2007:

Grant Date	Granted	Exercise Price	Fair Value	2007 Vested Amount
11 January 2007	350,000	$0.50	$106,095	$39,785
25 January 2007	400,000	$0.75	110,861	110,861
4 June 2007	40,000	$1.20	18,763	18,763
13 July 2007	25,000	$1.50	25,280	12,640
16 October 2007	40,000	$1.71	40,412	-
1 November 2007	150,000	$2.10	193,384	-
Total	1,005,000		$494,795	$182,049

The total estimated fair value of the 1,005,000 options is $494,795.  Since the options were granted under a graded vesting schedule, $182,049 (2006 – $45,536) of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2007 vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	2007 Vested Amount

25 January 2006	110,000	$0.30	$10,986	$6,866
13 March 2006	350,000	$0.35	86,864	43,432
17 July 2006	100,000	$0.50	22,105	13,263
21 September 2006	100,000	$0.50	28,662	9,554
10 November 2004	2,000,000	$0.40/$0.50	337,017	-
13 July 2005	100,000	$0.30	9,930	-
30 September 2005	500,000	$0.20	46,167	13,466
Total	3,260,000		$541,731	$86,581

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital – Continued

d)

Share Purchase Options – Continued

The total estimated fair value of the 3,260,000 options is $541,731.  Since the options were granted under a graded vesting schedule, $86,581 (2006 - $38,299) of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during 2007.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	68.93%	74.70%	62.76%
Risk-free interest rate	4.12%	4.08%	3.52%
Expected life of options	4.12 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)

Performance Shares

A total of 2,187,482 performance shares are reserved for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants and/or employees to the Company.

During a prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a Vice-President of Business Development to the Company.  These shares are to be granted as follows:

Shares	Date
50,000	5 September 2005	(issued)
50,000	5 March 2006	(issued)
50,000	5 September 2006	(issued*)
50,000	5 March 2007	(issued**)
50,000	5 September 2007	(reserved for issuance***)
50,000	5 March 2008
50,000	5 September 2008
50,000	5 March 2009
400,000

* 50,000 performance shares were reserved for issuance at $0.01 per share during a prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $43,523 and was recorded in the accounts as consulting fees in the prior year.  The offsetting entry was to contributed surplus. During the current year, these shares were issued for total proceeds of $500 with the offsetting entry to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

** 50,000 performance shares were issued at $0.01 per share for total proceeds of $500 during the year.  The fair market value of the performance shares at the date of the issuance was $11,725.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

*** 50,000 performance shares were reserved for issuance at $0.01 per share during the year.  The fair market value of the performance shares at the date of the allotment/accrual was $71,000 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During a prior year, the Board authorized the issuance of up to 1,000,000 performance shares at an exercise price of $0.01 per share to attract a new President & CEO to the Company.  These shares are available for issuance as follows:

Shares	Date
100,000	1 January 2006	(issued*)
81,818	1 April 2006	(issued*)
81,818	1 July 2006	(issued*)
81,818	1 October 2006	(issued*)
81,818	1 January 2007	(issued*)
81,818	1 April 2007	(issued**)
81,818	1 July 2007	(issued**)
81,818	1 October 2007	(reserved for issuance***)
81,818	1 January 2008
81,818	1 April 2008
81,818	1 July 2008
81,820	1 August 2008
1,000,000

* 427,272 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $177,227 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus. During the current year, these shares were issued for total proceeds of $4,272 with the offsetting entry to share capital.

** 163,636 performance shares were issued at $0.01 per share for total proceeds of $1,636 during the year.  The fair market value of the performance shares at the date of the issuance was $183,681.  The difference between the issue price and the fair market value  was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

*** 81,818 performance shares were reserved for issuance at $0.01 per share during the year.  The fair market value of the performance shares at the date of the allotment/accrual was $162,818 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

During the prior year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.  These shares are available for issuance as follows:

Shares	Date
33,333	13 June 2006	(issued*)
33,333	13 September 2006	(issued*)
33,333	13 December 2006	(issued*)
33,333	13 March 2007	(issued**)
33,333	13 June 2007	(issued**)
33,333	13 September 2007	(issued**)
33,333	13 December 2007	(reserved for issuance***)
33,333	13 March 2008
33,333	13 June 2008
33,333	13 September 2008
33,333	13 December 2008
33,337	13 March 2009
400,000

* 99,999 performance shares were reserved for issuance at $0.01 per share in the prior year.  The fair market value of the performance shares at the date of the allotment/accrual was $44,833 and was recorded in the accounts as wages and benefits in the prior year.  The offsetting entry was to contributed surplus.  During the current year, these shares were issued for total proceeds of $1,000 with the offsetting entry to share capital.

** 99,999 performance shares were issued at $0.01 per share for total proceeds of $1,000 during the period.  The fair market value of the performance shares at the date of the issuance was $106,399.  The difference between the issue price and the fair market value  was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

*** 33,333 performance shares were reserved for issuance at $0.01 per share during the year.  The fair market value of the performance shares at the date of the allotment/accrual was $71,333 and was recorded in the accounts as stock-based compensation.  The offsetting entry is to contributed surplus.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

8.

Share Capital – Continued

e)

Performance Shares – Continued

During the year, the Board authorized the issuance of up to 400,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President Project Development to the Company.  These shares are available for issuance as follows:

Shares	Date
50,000	11 April 2007	(issued*)
50,000	11 July 2007	(issued*)
50,000	11 October 2007	(issued*)
50,000	11 January 2008
50,000	11 April 2008
50,000	11 July 2008
50,000	11 October 2008
50,000	11 January 2009
400,000

* 150,000 performance shares were issued at $0.01 per share for total proceeds of $1,500 during the period.  The fair market value of the performance shares at the date of the issuance was $203,000.  The difference between the issue price and the fair market value was recorded in the accounts as stock-based compensation.  The offsetting entry is to share capital.

9.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss before income taxes	$4,384,463	$(1,772,633)

Expected income tax (recovery)	$(1,495,102)	$(604,468)
Items not deductible for income tax purposes	1,025,844	204,828
Unrecognized benefit of non-capital losses	469,258	399,640

Total income taxes	$-	$-

Represented by:
Current income tax	$-	$-
Future income tax	$-	$-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

9.

Income Taxes – Continued

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets
Financing costs	$36,787	$30,101
Loss carry-forwards	7,720,549	8,163,302
Undepreciated capital cost in excess of accounting net book value	174,539	115,613
Mineral properties	6,252,637	387,366

	14,184,512	8,696,382
Valuation allowance	(14,184,512)	(8,696,382)

Net future income tax assets	$-	$-

The Company has non-capital losses for Canadian tax purposes of approximately $6,000,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027.  In addition, the Company has net operating loss carryovers for US tax purposes of approximately US$16,400,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2027. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $18,000,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses, resource deductions and other tax assets have not been recognized in these financial statements, and have been offset by a valuation allowance.

10.

Commitments

      i)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 4).

      ii)

The Company has outstanding future commitments related to share purchase warrants and options (Note 8).

      iii)

The Company has outstanding future commitments related to amounts due to related parties (Note 6).

 iv)

The Company is committed under operating lease agreements for its office premises in

Kerrisdale and downtown Vancouver with the following estimated lease payments and dates:

Fiscal year ended Dec. 31,	2008	2009	2010

Office lease - Kerrisdale	$39,679	$39,679	$19,840
Office lease - Vancouver	$60,552	-	-

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

11.

Segmented Information

Details on a geographic basis as at 31 December 2007 are as follows:

	USA	Canada	Total
Assets	$19,115,593	$4,607,307	$23,722,900
Mineral property costs	$18,118,718	$-	$18,118,718
Loss for the year	$(165,126)	$(4,219,337)	$(4,384,463)

Details on a geographic basis as at 31 December 2006 are as follows:

	USA	Canada	Total
Assets	$9,950,735	$2,430,498	$12,381,233
Mineral property costs	$9,950,735	$1,611,102	$11,561,837
Loss for the year	$(2,006)	$(1,770,627)	$(1,772,633)

Details on a geographic basis as at 31 December 2005 are as follows:

	USA	Canada	Total
Assets	$6,753,761	$2,677,943	$9,431,704
Mineral property costs	$6,742,673	$1,841,505	$8,584,178
Loss for the year	$(43,019)	$(1,325,351)	$(1,368,370)

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

a)

SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

b)

Under US GAAP, investments classified as available-for-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded in comprehensive income.  Once the investment is sold, the comprehensive income for that investment is transferred to income.  Under Canadian GAAP, investments held as available-for-sale are recorded at the lower of cost and market.  Prior to 1 January 2007, under Canadian GAAP, there is no adjustment made for unrealized gains.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

c)

Flow-through Shares

In 2004, the Company received a premium to market on the issuance of flow-through shares of $77,100 which was recorded in share capital under Canadian GAAP. For US GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.

In 2004, for Canadian GAAP purposes, the Company recorded a future income tax recovery of $365,968 and a corresponding reduction of share capital in respect of flow-through share financing.

d)

514,501 performance shares were released upon regulatory approval prior to 1991 from an escrow arrangement based on the maintenance of the current level of cash flow.  The excess of the fair value of these shares when the required level of cash flow was attained over the nominal original consideration paid of $0.01 per share ($5,145) would be charged to operations as compensation expense under US GAAP.

e)

Under US GAAP, share issue costs are charged to share capital in the year and not to deficit.

f)

Prior year restatement

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect errors in the previous year’s presentation. As a result of this restatement, loss for the year 2004 under US GAAP increased by $275,348. Basic and diluted loss per share under US GAAP increased from $0.08 to $0.09 as a result of the restatement. Loss for the year 2005 under US GAAP decreased by $2,072 as a result of the restatement. Basic and diluted loss for 2005 did not change.

g)

The impact of the above differences between Canadian and US GAAP on loss for the period is as follows:

	Year Ended 31 December 2007	As Restated Year Ended 31 December 2006	As Restated Year Ended 31 December 2005
Loss for the period as reported	$(4,384,463)	$(1,772,633)	$(1,368,370)
Write-off of mineral property costs (Note 12a)	(6,556,881)	(2,977,659)	(1,074,807)

Loss for the period in accordance with US GAAP	$(10,941,344)	$(4,750,292)	$(2,443,177)

Basic loss per share for the year in accordance with US GAAP	$(0.21)	$(0.13)	$(0.08)

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

h)

The impact of the above differences between Canadian and US GAAP on the deficit, as reported, is as follows:

	Year Ended 31 December 2007	Year Ended 31 December 2006
Deficit – As reported	$(28,764,249)	$(24,291,685)
Stock compensation expense (Note 12d)	(244,404)	(244,404)
Write-off of mineral property costs (Note 12a)	(18,118,718)	(11,561,837)
Share issuance costs (Note 12e)	1,099,845	1,011,744
Future Income Tax recovery (Note 12c)	(288,868)	(288,868)
Deficit in accordance with US GAAP	$(46,316,394)	$(35,375,050)

i)

The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Deficit	Contributed Surplus	Other Comprehensive Income	Total
	Number	Amount
Shareholders’ equity balance as reported at 31 December 2006	40,262,882	$33,364,784	$(24,291,685)	$1,746,128	$-	$10,819,227
Stock compensation expense (Note 12d)	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs (Note 12a)	-	-	(11,561,837)	-	-	(11,561,837)
Share issuance costs (Note 12e)	-	(1,011,744)	1,011,744	-	-	-
Investments available-for-sale	-	-	-	-	135,941	135,941
Future Income Tax recovery (Note 12c)	-	288,868	(288,868)	-	-	-
Shareholders’ equity in accordance with US GAAP at 31 December 2006	40,262,882	$32,886,312	$(35,375,050)	$1,746,128	$135,941	$(606,669)
Shareholders’ equity balance as reported at 31 December 2007	62,543,307	$49,370,919	$(28,764,249)	$2,692,091	$-	$23,298,761
Stock compensation expense (Note12d)	-	244,404	(244,404)	-	-	-
Write-off of mineral property costs (Note 12a)	-	-	(18,118,718)	-	-	(18,118,718)
Share issuance costs (Note 12e)	-	(1,099,845)	1,099,845	-	-	-
Investments available-for-sale (Note 12b)	-	-	-	-	-	-
Future Income Tax recovery (Note 12c)	-	288,868	(288,868)	-	-	-
Shareholders’ equity in accordance with US GAAP at 31 December 2007	62,543,307	$48,804,346	$(46,316,394)	$2,692,091	$-	$5,180,043

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

j)

Cash Flows

	Year Ended 31 December
Statements of Cash Flows	2007	2006	2005

Cash used in operating activities under Canadian GAAP	$(1,809,511)	$(1,279,241)	$425,924
Mineral property exploration and development expenditures	(7,775,690)	(2,898,534)	(1,176,760)
Cash used in operating activities under US GAAP	(9,585,201)	(4,177,775)	(750,836)
Cash generated by financing activities, under Canadian and US GAAP	14,415,911	3,851,308	239,748
Cash used in investing activities under Canadian GAAP	(8,629,580)	(2,789,376)	(1,183,291)
Mineral property exploration and development expenditures	7,775,690	2,898,534	1,176,760
Cash used in (from) investing activities under US GAAP	(853,890)	109,158	(6,531)
Cash and cash equivalents end of year under Canadian and US GAAP	$4,303,786	$326,966	$544,275

k)

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“the FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment   of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to measure, at   specified election dates, financial instruments   and certain other items at fair value that are not   currently measured at fair value.  For those items for which the fair value option is elected,   unrealized gains and losses will be recognized in earnings for each subsequent reporting   period.  SFAS No. 159 also establishes presentation and disclosure requirements designed to   facilitate comparisons between entities that choose different measurement attributes for similar   types of assets and liabilities.  This Statement is effective for years beginning after 15 November   2007.  The Company is currently evaluating the impact of this standard on the financial   statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an   acquirer recognizes and measures in its financial statements the identifiable assets acquired, the   liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS   No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and   financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years   beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if   any, of the adoption of SFAS No. 141(R) on its consolidated results of operations and   financial condition.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – Continued

k)

Recent Accounting Pronouncements – Continued

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated

Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).   SFAS No. 160 establishes accounting and reporting standards for ownership interests in   subsidiaries held by parties other than the parent, the amount of consolidated net income   attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership   interest, and the valuation of retained noncontrolling equity investments when a subsidiary  is   deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly   identify and distinguish between the interests of the parent and the interests of the   noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15   December   2008.  The Company is currently evaluating the potential impact, if any, of the adoption of   SFAS No. 160 on its consolidated results of operations and financial condition.

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective 1 January 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after 15 November 2007.  Management is currently assessing the impact on the Company’s financial statements.

13.

Subsequent Events

The following events occurred subsequent to 31 December 2007:

i)

The Company granted 100,000 stock options at an exercise price of $1.50 per share expiring on 8 February 2013.

ii)

The Company granted 2,410,000 stock options at an exercise price of $1.42 per share expiring on 21 February 2013.

iii)

The Company issued 296,969 performance shares at an exercise price of $0.01 per share.

iv)

The Company issued 30,000 shares at a price of $0.35 per share upon the exercise of previously granted stock options.

v)

The Company issued 500,000 shares at a price of $0.48 per share upon the exercise of previously granted stock options.

vi)

The Company spent US$1,450,000 to complete the purchase of land adjoining its Golden Summit property outside Fairbanks, Alaska.

Freegold Ventures Limited (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 December 2007 and 2006
Canadian Funds

14.

Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

Corporate Information

Corporate Office

Freegold Ventures Limited 1750 - 700 West Georgia Street Vancouver, British Columbia V7Y 1B6 Canada Telephone 1 604 662 7307 Facsimile 1 604 662 3791 www.freegoldventures.com

Directors Morris Medd[1,2] Chairman Robert Jackson[1,2] David Knight Steve Manz Hubert Marleau[1,2] 1. Audit 2. Compensation/Corporate Governance Registrar & Transfer Agent CIBC Mellon Trust Company

Auditors James Stafford, Inc. Legal Counsel Macleod Dixon LLP Toronto, Ontario Shares Listed

Toronto Stock Exchange (TSX) : ITF OTCBB: FGOVF FRANKFURT: FR4

Officers Steve Manz President & CEO Michael P. Gross VP Exploration Gordon Steblin CFO J. Kristina Walcott VP Business Development Jeffrey L. Woods VP Project Development